SYMONS
CAPITAL MANAGEMENT

Letter Agreement

March 12, 2008

To: Unified Series Trust
2960 North Meridian Street, Suite 300
Indianapolis, Indiana 46208

Dear Sirs:

You have engaged us to act as the sole investment adviser to the Symons Alpha Value Institutional Fund (the "Fund") pursuant to a Management Agreement approved by the Board of Trustees of Unified Series Trust.

We hereby agree to waive our management fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund's total annual operating expenses (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; and extraordinary expenses) at 1.46% of the Fund's average daily net assets. Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 1.46% expense limitation.

This Letter Agreement shall remain in effect through March 31, 2010.

Very truly yours,

Symons Capital Management, Inc.

By: ______________________
Michael Czajka, President ~~and CEO~~

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By: ______________________
Anthony J. Ghoston, President

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SYMONS CAPITAL MANAGEMENT, INC. • 250 MT. LEBANON BLVD., SUITE 301 • PITTSBURGH, PA 15234
PHONE 412-344-7690 • 888-344-7740 • FAX 412-344-7693 • WWW.SYMONSCAPITAL.COM